Exhibit 99.1

NewsRelease

TransCanada Announces $1.5 Billion NGTL System
Expansion to Connect WCSB Supply to Incremental Market Demand

CALGARY, Alberta - October 31, 2018 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that it will move forward with a $1.5 billion expansion of its NOVA Gas Transmission Ltd. (NGTL) System to connect existing and new supply to incremental intra-basin market demand.

“The NGTL System continues to expand as parties require and contract for greater pipeline capacity to meet the growing demand for clean-burning natural gas from domestic and export markets,” said Russ Girling, TransCanada’s president and chief executive officer. “This new investment brings the capacity expansion programs underway on the NGTL System to more than $9 billion.”

This expansion program is underpinned by approximately 1.1 billion cubic feet per day of new firm service contracts. Shippers have executed commercial agreements for 754 million cubic feet per day (MMcf/d) of incremental firm delivery services commencing in April 2022 that will connect growing Alberta market demand in the power generation, oil sands, petrochemical, industrial and utilities segments. Shippers have also concurrently executed 377 MMcf/d of firm receipt services commencing in November 2021 that will connect incremental Montney and Deep Basin supply to the system. The contracts have terms that range from eight to 20 years.

The program consists of approximately 197 kilometres (122 miles) of large diameter pipeline, three compression units, meter stations and associated facilities. Applications for approvals to construct and operate the facilities are expected to be filed with the National Energy Board in the second quarter of 2019 and, pending receipt of regulatory approvals, construction will commence as early as the third quarter of 2020, with the majority of the capital investment expected to occur in 2021 and 2022.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 5,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated August 1, 2018 and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Terry Cunha
800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522